UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

SatixFy Communications Ltd.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

M82363124

(CUSIP Number)

November 15, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons FP Credit Partners II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,979,567(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,979,567(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,979,567
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 4.93%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Includes (i) 3,199,260 ordinary shares directly owned by FP Credit Partners II, L.P. and (ii) 780,307 ordinary shares that are “Price Adjustment Shares,” as defined in Annex A to the Consent and Fifth Amendment to Credit Agreement, dated as of October 31, 2023, by and among the Issuer, the lenders party thereto and Wilmington Savings Fund Society, FSB (“Annex A to the Consent and Fifth Amendment to Credit Agreement”), and subject to vesting and forfeiture as discussed in Annex A to the Consent and Fifth Amendment to Credit Agreement (the “Price Adjustment Shares”), directly owned by FP Credit Partners II, L.P.

(2)	Calculated based on 80,761,487 ordinary shares outstanding as of September 13, 2023 as reported on Exhibit 99.1 of the Issuer’s Form 6-K, filed on September 15, 2023.

1.	Names of Reporting Persons FP Credit Partners GP II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,172,730(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,172,730(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,172,730
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.17%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Includes (i) 3,199,260 ordinary shares and 780,307 Price Adjustment Shares directly owned by FP Credit Partners II, L.P. and (ii) 155,288 ordinary shares and 37,875 Price Adjustment Shares directly owned by FP Credit Partners Phoenix II, L.P.

(2)	Calculated based on 80,761,487 ordinary shares outstanding as of September 13, 2023 as reported on Exhibit 99.1 of the Issuer’s Form 6-K, filed on September 15, 2023.

1.	Names of Reporting Persons FP Credit Partners GP II Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,172,730(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,172,730(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,172,730
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.17%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Includes (i) 3,199,260 ordinary shares and 780,307 Price Adjustment Shares directly owned by FP Credit Partners II, L.P. and (ii) 155,288 ordinary shares and 37,875 Price Adjustment Shares directly owned by FP Credit Partners Phoenix II, L.P.

(2)	Calculated based on 80,761,487 ordinary shares outstanding as of September 13, 2023 as reported on Exhibit 99.1 of the Issuer’s Form 6-K, filed on September 15, 2023.

1.	Names of Reporting Persons Francisco Partners Management, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,100,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,100,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,100,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.31%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Includes (i) 3,199,260 ordinary shares and 780,307 Price Adjustment Shares directly owned by FP Credit Partners II, L.P., (ii) 155,288 ordinary shares and 37,875 Price Adjustment Shares directly owned by FP Credit Partners Phoenix II, L.P., (iii) 595,974 ordinary shares and 145,360 Price Adjustment Shares directly owned by FP Credit Partners, L.P. and (iv) 149,478 ordinary shares and 36,458 Price Adjustment Shares directly owned by FP Credit Partners Phoenix, L.P.

(2)	Calculated based on 80,761,487 ordinary shares outstanding as of September 13, 2023 as reported on Exhibit 99.1 of the Issuer’s Form 6-K, filed on September 15, 2023.

Item 1(a).	Name of Issuer

SatixFy Communications Ltd. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

12 Hamada Street, Rechovot 670315, Israel

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	FP Credit Partners II, L.P. (“FP Credit II”)

(ii)	FP Credit Partners GP II, L.P. (the “GP”)

(iii)	FP Credit Partners GP II Management, LLC (the “UGP”)

(iv)	Francisco Partners Management, L.P. (“FPM”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

One Letterman Drive

Building C, Suite 410

San Francisco, CA 94129

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share (“Ordinary Shares”).

Item 2(e).	CUSIP Number

M82363124

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

With respect to the reported securities: 3,199,260 Ordinary Shares and 780,307 Price Adjustment Shares are held directly by FP Credit II, 155,288 Ordinary Shares and 37,875 Price Adjustment Shares are held directly by FP Credit Partners Phoenix II, L.P. (“FP Credit Phoenix II”), 595,974 Ordinary Shares and 145,360 Price Adjustment Shares are held directly by FP Credit Partners, L.P. (“FP Credit I”), and 149,478 Ordinary Shares and 36,458 Price Adjustment Shares are held directly by FP Credit Partners Phoenix, L.P. (“FP Credit Phoenix I”). The GP is the general partner of FP Credit II and FP Credit Phoenix II. The UGP is the general partner of the GP. FPM serves as the investment manager for FP Credit II, FP Credit Phoenix II, FP Credit I, and FP Credit Phoenix I. As a result, each of the UGP and the GP may be deemed to share voting and dispositive power over the Ordinary Shares and Price Adjustment Shares held by FP Credit II and FP Credit Phoenix II, and FPM may be deemed to share voting and dispositive power over the Ordinary Shares and Price Adjustment Shares held by FP Credit II, FP Credit Phoenix II, FP Credit I, and FP Credit Phoenix I, but each disclaims beneficial ownership. Additionally, voting and disposition decisions at FPM with respect to the Ordinary Shares and Price Adjustment Shares reported herein are made by an investment committee. The members of the investment committee may be deemed to have or share beneficial ownership of the Ordinary Shares and Price Adjustment Shares held, but each member of the investment committee disclaims beneficial ownership of the Ordinary Shares and Price Adjustment Shares reported herein. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons are, or any member of FPM’s investment committee is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner(s) of any of the securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2023	FP CREDIT PARTNERS II, L.P.

By: FP Credit Partners GP II, L.P., its general partner
By: FP Credit Partners GP II Management, LLC, its general partner

/s/ Steve Eisner
Name: Steve Eisner
Title: General Counsel and Chief Compliance Officer

FP CREDIT PARTNERS GP II, L.P.

By: FP Credit Partners GP II Management, LLC, its general partner

/s/ Steve Eisner
Name: Steve Eisner
Title: General Counsel and Chief Compliance Officer

FP CREDIT PARTNERS GP II MANAGEMENT, LLC

/s/ Steve Eisner
Name: Steve Eisner
Title: General Counsel and Chief Compliance Officer

FRANCISCO PARTNERS MANAGEMENT, L.P.

/s/ Steve Eisner
Name: Steve Eisner
Title: General Counsel and Chief Compliance Officer

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of November 22, 2023.